As filed with the Securities and Exchange Commission on December 19, 2017

Registration No. 333-178737

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

Eletropaulo Metropolitana Eletricidade de Sao Paulo S.A

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

FEDERATIVE REPUBLIC OF BRAZIL

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

225 Liberty Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

225 Liberty Street, 21st Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

.

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated. Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item -1.	Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 21 and 22
3. Fees and Charges	Articles 7 and 8
Item - 2.	Available Information
Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Amended and Restated Deposit Agreement dated as of January 3, 2012, among Eletropaulo Metropolitana Eletricidade de Sao Paulo S.A., The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder. – Filed previously.
b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.
e.	Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.
(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 19, 2017.

Legal entity created by the agreement for the issuance of American Depositary Shares for Preferred Shares, of Eletropaulo Metropolitana Eletricidade de Sao Paulo S.A.,

By:	The Bank of New York Mellon
As Depositary

	By:	/s/ Slawomir Soltowski
	Name:	Slawomir Soltowski
	Title:	Managing Director

Pursuant to the requirements of the Securities Act of 1933, Eletropaulo Metropolitana Eletricidade de Sao Paulo S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of São Paulo, Brazil on December 19, 2017.

Eletropaulo Metropolitana Eletricidade de Sao Paulo S.A.

By: /s/ Charles Lenzi

Name: Charles Lenzi

Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on December 19, 2017.

/s/ Alexandre Meduneckas	/s/ Pedro de Freitas Almeida Bueno Vieira
Alexandre Meduneckas	Pedro de Freitas Almeida Bueno Vieira
Director	Director

/s/ Vincent Winslow Mathis
Berned Raymond Da Santos Ávila	Vincent Winslow Mathis
Director	Director

/s/ Britaldo Pedrosa Soares	/s/ Wilfredo João Vicente Gomes
Britaldo Pedrosa Soares	Wilfredo João Vicente Gomes
Director	Director

/s/ Francisco Jose Morandi Lopez	/s/ Puglisi & Associates
Francisco Jose Morandi Lopez	Puglisi & Associates
Director	Authorized U.S. Representative

/s/ Fernando Quintana Merino	/s/ Renato Resende Paes
Fernando Quintana Merino	Renato Resende Paes
Director	Principal Accounting Officer

/s/ Marcelo Antônio de Jesus
Jerson Kelman	Marcelo Antônio de Jesus
Director	Principal Financial Officer

/s/ Julian Jose Nebreda Marquez	/s/ Charles Lenzi
Julian Jose Nebreda Marquez	Charles Lenzi
Director	Principal Executive Officer

/s/ Marcelo Gasparino da Silva
Marcelo Gasparino da Silva
Director

INDEX TO EXHIBITS

Exhibit	Exhibit
Number

5	Certification under Rule 466.